Exhibit 99.6

PRESS RELEASE

United States: First Oil from the Ballymore Offshore Field

Paris, April 21, 2025 – TotalEnergies announces the start of production from the deepwater Ballymore field offshore U.S., in which the Company has a 40% interest alongside operator Chevron (60%).

Located 120 kilometers off the Louisiana coast and launched in May 2022, Ballymore has a total daily gross production capacity of 75,000 barrels of oil per day and 50 million cubic feet of gas per day tied back to the Chevron operated Blind Faith floating production unit. At plateau, Ballymore will represent close to 30,000 boe/d net of cash-accretive production for TotalEnergies. The project utilizes existing infrastructure as well as standardized equipment to ensure lower development costs and lower emission intensity.

“The start-up of Ballymore will increase TotalEnergies’ production capacity in U.S. deepwater to more than 75,000 boe/d and contribute to the Company’s targeted hydrocarbon production growth of over 3% in 2025”, said Nicolas Terraz, President, Exploration & Production at TotalEnergies. “The United States is a major market for the deployment of our integrated energy model, which combines low breakeven and low emissions oil and gas projects with LNG and integrated power developments.”

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TotalEnergies in the United States

TotalEnergies is deploying its integrated energy model across the United States, where it has been active since 1957. Since 2022, TotalEnergies has invested nearly $11 billion in the U.S. to accelerate development in oil, LNG, and low carbon electricity. With over 10 million tons of output in 2024, TotalEnergies is the leading exporter of U.S. LNG and is integrated throughout the LNG value chain, with upstream gas production assets in Texas and offshore U.S. The U.S. is also a key country for the deployment of TotalEnergies’ Integrated Power strategy – with 10 GW of onshore utility-scale solar, wind and battery storage, installed and under construction. Find out more about TotalEnergies’ U.S. presence here.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by

TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).